# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mallinckrodt plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: COLLEGE BUSINESS & TECHNOLOGY PARK, CRUISERATH, BLANCHARDSTOWN, DUBLIN 15, Ireland (L2), D15
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-025399
Filed by CIK 0001279913

## Reporting persons
- MARATHON ASSET MANAGEMENT GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,030,311; sole dispositive power 0; shared dispositive power 3,030,311; aggregate amount beneficially owned 3,030,311 (7.7% of the class)
  Comment: See item 2 for additional information
- MARATHON ASSET MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,030,311; sole dispositive power 0; shared dispositive power 3,030,311; aggregate amount beneficially owned 3,030,311 (7.7% of the class)
  Comment: See item 2 for additional information.
- MARATHON BLUE GRASS CREDIT FUND, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 319,726; sole dispositive power 0; shared dispositive power 319,726; aggregate amount beneficially owned 319,726 (0.8% of the class)
  Comment: See item 2 for additional information.
- MARATHON CENTRE STREET PARTNERSHIP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 426,265; sole dispositive power 0; shared dispositive power 426,265; aggregate amount beneficially owned 426,265 (1.1% of the class)
  Comment: See item 2 for additional information.
- MARATHON STEPSTONE MASTER FUND LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 78,188; sole dispositive power 0; shared dispositive power 78,188; aggregate amount beneficially owned 78,188 (0.2% of the class)
  Comment: See item 2 for additional information.
- MCSP SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 100,764; sole dispositive power 0; shared dispositive power 100,764; aggregate amount beneficially owned 100,764 (0.3% of the class)
  Comment: See item 2 for additional information.
- QUAESTIO ALTERNATIVE FUNDS S.C.A., SICAV-FIS: CMAB - SIF - CREDIT MULTI ASSET POOL B: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 1,344; sole dispositive power 0; shared dispositive power 1,344; aggregate amount beneficially owned 1,344 (0% of the class)
  Comment: See item 2 for additional information.
- TRS CREDIT FUND, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 330,188; sole dispositive power 0; shared dispositive power 330,188; aggregate amount beneficially owned 330,188 (0.8% of the class)
  Comment: See item 2 for additional information.
- MDCF II INVESTMENT FUND A SCSP: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 752,102; sole dispositive power 0; shared dispositive power 752,102; aggregate amount beneficially owned 752,102 (1.9% of the class)
  Comment: See item 2 for additional information.
- MARATHON DISTRESSED CREDIT FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,002,997; sole dispositive power 0; shared dispositive power 1,002,997; aggregate amount beneficially owned 1,002,997 (2.5% of the class)
  Comment: See item 2 for additional information.
- MARATHON SPECIAL OPPORTUNITY MASTER FUND LTD: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 18,737; sole dispositive power 0; shared dispositive power 18,737; aggregate amount beneficially owned 18,737 (0.1% of the class)
  Comment: See item 2 for additional information.
- BRUCE RICHARDS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,030,311; sole dispositive power 0; shared dispositive power 3,030,311; aggregate amount beneficially owned 3,030,311 (7.7% of the class)
  Comment: See item 2 for additional information.
- LOUIS HANOVER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,030,311; sole dispositive power 0; shared dispositive power 3,030,311; aggregate amount beneficially owned 3,030,311 (7.7% of the class)
  Comment: See item 2 for additional information.

## Item 1. Issuer
Name of issuer: Mallinckrodt plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following Reporting Persons:

(i) Marathon Asset Management GP, L.L.C., a Delaware limited liability company ("Marathon GP"), the general partner of Marathon;

(ii) Marathon Asset Management, L.P., a Delaware limited partnership ("Marathon");

(iii) Marathon Blue Grass Credit Fund, LP, a Delaware limited partnership ("BGCF");

(iv) Marathon Centre Street Partnership, L.P., a Delaware limited partnership ("CSP");

(v) Marathon StepStone Master Fund LP, a Cayman Islands limited partnership ("StepStone");

(vi) MCSP Sub LLC, a Delaware limited liability company ("Empire");

(vii) Quaestio Alternative Funds S.C.A., SICAV-FIS: CMAB - SIF - Credit Multi Asset Pool B, a Luxembourg Societe d'Investissement a Capital Variable ("Quaestio");

(viii) TRS Credit Fund, LP, a Delaware limited partnership ("TRS");

(ix) MDCF II Investment Fund A SCSp, a Luxembourg special limited partnership ("MDCF II");

(x) Marathon Distressed Credit Fund, L.P., a Delaware limited partnership ("MDCF LP");

(xi) Marathon Special Opportunity Master Fund Ltd, a Cayman Islands limited company ("MSOM" and together with BGCF, CSP, StepStone, Empire, Quaestio, TRS, MDCF II and MDCF LP, the "Marathon Funds");

(xii) Bruce Richards, a managing member of Marathon GP; and

(xiii) Louis Hanover, a managing member of Marathon GP.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of each of the Marathon Funds, has the sole power to vote and the sole power to direct the disposition of all ordinary shares, par value $0.01 per share (the "Ordinary Shares"), held by the Marathon Funds. Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the Ordinary Shares held by the Marathon Funds. The general partner of Marathon is Marathon GP. Bruce Richards and Louis Hanover are the managing members of Marathon GP. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.

The following ceased being Reporting Persons as of August 27, 2024 pursuant to that certain Schedule 13G Amendment No. 1 filed with the Securities and Exchange Commission on August 27, 2024:

(i) Internationale Kapitalanlagegesellschaft mbH Acting for SDF 2, a German Kapitalanlagegesellschaft mit beschrankter Haftung;

(ii) Marathon CLO V Ltd., a Cayman Islands limited liability company;

(iii) Marathon CLO VII Ltd., a Cayman Islands limited liability company;

(iv) Marathon Distressed Credit Master Fund, an Irish Collective Asset Management Vehicle;

(v) Marathon Mornington Fund, L.P., a Delaware limited partnership; and

(vi) Marathon Pacesetter High-Yield Fund, L.P., a Delaware limited partnership.
Address of principal business office or, if none, residence: The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.
Citizenship: Marathon GP, Marathon, BGCF, CSP, Empire, TRS and MDCF LP are organized under the laws of the State of Delaware. StepStone and MSOM organized under the laws of the Cayman Islands. Quaestio and MDCF II are organized under the laws of Luxembourg. Mr. Richards and Mr. Hanover are citizens of the United States.

## Item 4. Ownership
Amount beneficially owned:
Marathon GP - 3,030,311.00
Marathon - 3,030,311.00
BGCF - 319,726.00
CSP - 426,265.00
StepStone - 78,188.00
Empire - 100,764.00
Quaestio - 1,344.00
TRS - 330,188.00
MDCF II - 752,102.00
MDCF LP - 1,002,997.00
MSOM - 18,737.00
Mr. Richards - 3,030,311.00
Mr. Hanover - 3,030,311.00
Percent of class:
Marathon GP - 7.7%
Marathon - 7.7%
BGCF - 0.8%
CSP - 1.1%
StepStone - 0.2%
Empire - 0.3%
Quaestio - 0.0%
TRS - 0.8%
MDCF II - 1.9%
MDCF LP - 2.5%
MSOM - 0.1%
Mr. Richards - 7.7%
Mr. Hanover - 7.7%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote:
Marathon GP - 3,030,311.00
Marathon - 3,030,311.00
BGCF - 319,726.00
CSP - 426,265.00
StepStone - 78,188.00
Empire - 100,764.00
Quaestio - 1,344.00
TRS - 330,188.00
MDCF II - 752,102.00
MDCF LP - 1,002,997.00
MSOM - 18,737.00
Mr. Richards - 3,030,311.00
Mr. Hanover - 3,030,311.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition:
Marathon GP - 3,030,311.00
Marathon - 3,030,311.00
BGCF - 319,726.00
CSP - 426,265.00
StepStone - 78,188.00
Empire - 100,764.00
Quaestio - 1,344.00
TRS - 330,188.00
MDCF II - 752,102.00
MDCF LP - 1,002,997.00
MSOM - 18,737.00
Mr. Richards - 3,030,311.00
Mr. Hanover - 3,030,311.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.2 - Joint Filing Agreement, dated as of November 14, 2025, among the Reporting Persons.

## Signatures
- MARATHON ASSET MANAGEMENT GP, L.L.C.: /s/ Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON ASSET MANAGEMENT, L.P.: By: Marathon Asset Management, GP, L.L.C., its general partner, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON BLUE GRASS CREDIT FUND, LP: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON CENTRE STREET PARTNERSHIP, L.P.: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON STEPSTONE MASTER FUND LP: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MCSP SUB LLC: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- QUAESTIO ALTERNATIVE FUNDS S.C.A., SICAV-FIS: CMAB - SIF - CREDIT MULTI ASSET POOL B: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- TRS CREDIT FUND, LP: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MDCF II INVESTMENT FUND A SCSP: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON DISTRESSED CREDIT FUND, L.P.: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- MARATHON SPECIAL OPPORTUNITY MASTER FUND LTD: By: Marathon Asset Management L.P., solely in its capacity as Investment Manager, /s/Jamie Raboy, Jamie Raboy/Authorized Signatory (11/14/2025)
- BRUCE RICHARDS: /s/ Bruce Richards, Jamie Raboy/Authorized Signatory (11/14/2025)
- LOUIS HANOVER: /s/ Louis Hanover, Jamie Raboy/Authorized Signatory (11/14/2025)